OMB APPROVAL
OMB Number: 3235-0101 Expires: June 30, 2020 Estimated average burden hours per response 1.00

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES

PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1 (a) NAME OF ISSUER (Please type or print) Allegion plc	(b) IRS IDENT. NO. 98-1108930	(c) S.E.C. FILE NO. 001-35971
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE			(e) TELEPHONE NO.
Block D Iveagh Court Harcourt Road Dublin 2			AREA CODE +(353)	NUMBER (1) 2546200
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Patrick S. Shannon	(b) RELATIONSHIP TO ISSUER Officer	(c) ADDRESS STREET CITY STATE ZIP CODE c/o Schlage Lock Company, LLC 11819 N. Pennsylvania Street , Carmel, IN 46032

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Ordinary Shares	UBS Financial Services 1285 Avenue of the Americas New York, NY 10019		34,898	$ 3,071,721.96 (as of February 19, 2019)	(94,458,335 as of February 14, 2019)	February 20, 2019	NYSE

INSTRUCTIONS:			3.	(a)	Title of the class of securities to be sold
1.	(a)	Name of issuer		(b)	Name and address of each broker through whom the securities are
	(b)	Issuer’s I.R.S. Identification Number			intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the
	(d)	Issuer’s address, including zip code			aggregate face amount)
	(e)	Issuer’s telephone number, including area code		(d)	Aggregate market value of the securities to be sold as of a specified
	(f)	Approximate date on which the securities are to be sold			date within 10 days prior to the filing of this notice
	(g)	Name of each securities exchange, if any, on which the		(e)	Number of shares or other units of outstanding, as shown by the most
		securities are intended to be sold			the class outstanding, or if debt securities the face amount thereof
2.	(a)	Name of person for whose account the securities are to be sold			recent report or statement published by the issuer
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (08-07)

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Ordinary Shares	1/2/2018	Vesting of Performance Stock Units	Allegion plc	2,623	n/a	n/a
Ordinary Shares	1/2/2018	Vesting of Performance Stock Units	Allegion plc	2,208	n/a	n/a
Ordinary Shares	1/2/2018	Vesting of Performance Stock Units	Allegion plc	3,000	n/a	n/a
Ordinary Shares	2/2/2017	Vesting of Performance Stock Units	Allegion plc	2,756	n/a	n/a
Ordinary Shares	3/11/2017	Vesting of Restricted Stock Units	Allegion plc	297	n/a	n/a
Ordinary Shares	2/16/2018	Vesting of Restricted Stock Units	Allegion plc	542	n/a	n/a
Ordinary Shares	2/20/2018	Vesting of Restricted Stock Units	Allegion plc	635	n/a	n/a
Ordinary Shares	2/13/2018	Vesting of Restricted Stock Units	Allegion plc	699	n/a	n/a
Ordinary Shares	2/16/2018	Vesting of Restricted Stock Units	Allegion plc	93	n/a	n/a
Ordinary Shares	3/11/2017	Vesting of Restricted Stock Units	Allegion plc	244	n/a	n/a
Ordinary Shares	3/11/2017	Vesting of Restricted Stock Units	Allegion plc	80	n/a	n/a
Ordinary Shares	2/20/2019	Exercising of Stock Options	Allegion plc	5,916	February 20, 2019	Cash
Ordinary Shares	2/20/2019	Exercising of Stock Options	Allegion plc	5,916	February 20, 2019	Cash
Ordinary Shares	2/20/2019	Exercising of Stock Options	Allegion plc	8,970	February 20, 2019	Cash
Ordinary Shares	2/20/2019	Exercising of Stock Options	Allegion plc	919	February 20, 2019	Cash
INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.  If each person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

February 20, 2019	/s/ Hatsuki Miyata, Attorney-In-Fact
DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed  printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)